UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

March 11, 2016

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 11 March 2016

Orange enters into exclusive talks with Argos Soditic to acquire Lexsi, a European leader in Security Threat Intelligence Services

Established in 1999 and based in France, Lexsi provides high-end auditing, consulting, incident response and training services in the field of IT security to more than 400 active customers. The group employs more than 170 experts and runs the largest independent Computer Emergency Response Team in Europe.

The acquisition would represent a new milestone in the development of Orange Cyberdefense, the IT security services subsidiary of Orange Business Services, bringing additional expertise and capabilities to its portfolio and strengthening its position as the IT security services leader in France and a leading player in Europe.

The transaction is subject to the necessary information-consultation meetings with employee representative organizations and is expected to be completed in the second quarter of 2016.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 40 billion euros in 2015 and 156,000 employees worldwide at 31 December2015, including 97,000 employees in France. Present in 28 countries, the Group has a total customer base of 263 million customers worldwide at 31 December 2015, including 201 million mobile customers and 18 million fixed broadband customers. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan “Essentials2020” which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.livetv.orange.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

About Argos Soditic

Argos Soditic is an independent European private equity group with offices in Paris, Geneva, Milan, Brussels and Frankfurt. Argos Soditic funds invest in management buy-outs, buy-ins, spin-offs, of small and medium sized companies, focusing on transformation and growth in the acquired companies, ahead of financial leverage. Argos Soditic is a member of InvestEurope (formerly EVCA) as well as national associations in France (AFIC), Italy (AIFI), Switzerland (SECA) and Belgium (BVA). Argos Soditic France is regulated by the AMF and is AIFMD compliant.

Press contacts: +33 1 44 44 93 93

Olivier Emberger, olivier.emberger@orange.com

Tom Wright, tom.wright@orange.com

ORANGE

Date: March 11, 2016	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations